LAS VEGAS RESORTS CORPORATION
Winner Industrial Park, Bulong Road
Longhua, Shenzhen City, 518109
People’s Republic of China
(86-755) 28138888

INFORMATION STATEMENT
PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14f-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about December 19, 2005 to the holders of record at the close of business on December 14, 2005 (the “Record Date”) of common stock, par value $0.001 per share (“Common Stock”) of Las Vegas Resorts Corporation, a Nevada corporation (“the Company”), in connection with the change of control and composition of the Board of Directors of the Company as contemplated by the Share Exchange Agreement, dated as of December 16, 2005, by and among the Company, Winner Group Limited (“Winner”) and the stockholders of Winner (the “Share Exchange Agreement”). The transactions contemplated by the Share Exchange Agreement were consummated on December 16, 2005.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s securityholders.

A copy of the Share Exchange Agreement will be filed with the Securities and Exchange Commission as an exhibit to a Current Report on Form 8-K that will be filed on or before December 22, 2005.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S SECURITYHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL

On December 16, 2005, the Company signed a Share Exchange Agreement with the securityholders of Winner pursuant to which the Company acquired all of the issued and outstanding shares of the capital stock of Winner in exchange for Forty Two Million, Two Hundred Eighty Thousand, Eight Hundred Forty (42,280,840) shares of Common Stock of the Company, representing in the aggregate approximately 94.72% of the issued and outstanding equity interest and voting rights of the Company. As of the Record Date, the Company had approximately 44,636,371 shares of Common Stock outstanding. Holders of shares of Common Stock are entitled to one vote per share on all matters for which the securityholders are entitled to vote. The signing of the Share Exchange Agreement and the transactions contemplated thereby will result in a change of control of the Company.

Upon the signing of the Share Exchange Agreement, the existing sole member of the Board of Directors of the Company submitted his resignation and elected the existing directors of Winner to the Board of Directors of the Company, such resignation and elections will become effective as follows: the appointment of Jianquan Li to the board of the directors of the Company became effective at the closing of the Share Exchange Agreement and the resignation of Timothy Halter and the appointment of Xiuyuan Fang will become effective on the 10th day following the mailing of this information statement to the stockholders of the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of the Company’s equity securities immediately before and after the closing of the transactions contemplated by the Share Exchange Agreement by:

•
each securityholder known by the Company to be the beneficial owner of more than 5% of the Company’s outstanding securities prior to or immediately after the closing of the transactions contemplated by the Share Exchange Agreement;

•	each current director and each person that will become a director following the closing of the Share Exchange Agreement;

•	each of the named executive officers of the Company listed in the table under the caption “Executive Compensation”;

•	all current directors and executive officers as a group; and

•	all directors and executive officers as a group following the closing of the Share Exchange Agreement.

Unless otherwise specified, the address of each of the persons set forth below is in care of Winner Industrial Park, Bulong Road, Longhua, Shenzhen City, 518109, People’s Republic of China.

	Before Closing of the Share Exchange Agreement (2)		After Closing of the Share Exchange Agreement (3)
Name and Address of Beneficial Owner (1)	Amount and Nature of BeneficialOwnership	Percent of Common Stock	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership
Glenn Little 211 West Wall Midland, Texas 79701	382,014	24.5%	382,014	*
Halter Financial Investments, L.P. 12890 Hill Top Road Argyle, TX 76226	535,000	39.25%	535,000	1.2%
Halter Financial Group, L.P. 12890 Hill Top Road Argyle, TX 76226	535,000	39.25%	535,000	1.2%
Timothy Halter (4) 12890 Hill Top Road Argyle, TX 76226	1,070,000	68.5%	1,070,000	2.4%
David Brigante (5) 12890 Hill Top Road Argyle, TX 76226	1,070,000	68.5%	1,070,000	2.4%

	Before Closing of the Share Exchange Agreement (2)		After Closing of the Share Exchange Agreement (3)
Name and Address of Beneficial Owner (1)	Amount and Nature of BeneficialOwnership	Percent of Common Stock	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership

George Diamond (6) 12890 Hill Top Road Argyle, TX 76226	1,070,000	68.5%	1,070,000	2.4%
Marat Rosenberg (7) 12890 Hill Top Road Argyle, TX 76226	1,070,000	68.5%	1,070,000	2.4%
Halter Financial Investments GP LLC (8) 12890 Hill Top Road Argyle, TX 76226	1,070,000	68.5%	1,070,000	2.4%
Jianquan Li	0	0%	36,084,527	80.84%
Xiuyuan Fang	0	0%	464,512	1.04%
Jiagan Chen	0	0%	24,789	*
Hongwei Jia	0	0%	4,958	*
Directors and Officers as a Group (9)	1,070,000	68.50%	37,648,786	84.35%

____________________
*	Less than 1%

(1)
Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of Company common stock.

(2)
A total of 1,562,271 shares of Company common stock are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1).  For each Beneficial Owner above, any options exercisable within 60 days have been included in the denominator.

(3)
Based on 44,636,371 shares of the Company’s Common Stock that are outstanding after the consummation of the Share Exchange Agreement, issuance of 42,280,840 shares in connection therewith and the issuance of 793,260 shares in connection with a private placement of the Company’s common stock that was consummated immediately after the closing of the share exchange transaction.

(4)
535,000 shares are owned by Halter Financial Investments, L.P. of which TPH, L.P. is a limited partner of which TPH GP, LLC is the sole general partner of which Timothy Halter is the sole member. 535,000 shares are owned by Halter Financial Group, L.P. of which TPH, L.P. is a limited partner of which TPH GP, LLC is the sole general partner of which Timothy Halter is the sole member.

(5)
535,000 shares are owned by Halter Financial Investments, L.P. of which Bellfield Capital, L.P. is a limited partner of which Bellfield Capital Management, LLC is the sole general partner of which David Brigante is the sole member. 535,000 shares are owned by Halter Financial Group, L.P. of which Bellfield Capital, L.P. is a limited partner of which Bellfield Capital Management, LLC is the sole general partner of which David Brigante is the sole member.

(6)
535,000 shares are owned by Halter Financial Investments, L.P. of which Colhurst Capital L.P. is a limited partner of which Colhurst Capital GP, LLC is the sole general partner of which George Diamond is the sole member. 535,000 shares are owned by Halter Financial Group, L.P. of which Colhurst Capital L.P. is a limited partner of which Colhurst Capital GP, LLC is the sole general partner of which George Diamond is the sole member.

(7)
535,000 shares are owned by Halter Financial Investments, L.P. of which Rivergreen Capital, LLC is a limited partner of which Marat Rosenberg is the sole member. 535,000 shares are owned by Halter Financial Group, L.P. of which Rivergreen Capital, LLC is a limited partner of which Marat Rosenberg is the sole member.

(8)
535,000 shares are owned by Halter Financial Investments, L.P. of which Halter Financial Investments GP LLC is the sole general partner. 535,000 shares are owned by Halter Financial Group, L.P. of which Halter Financial Investments GP LLC is the sole general partner.

(9)	Consists of one person prior to the closing of the Share Exchange Agreement and two persons thereafter.

CHANGES TO THE BOARD OF DIRECTORS
Upon the signing of the Share Exchange Agreement, the existing sole member of the Board of Directors of the Company submitted his resignation and elected Jianquan Li and Xiuyuan Fang, the directors of Winner, to the Board of Directors of the Company, such resignation and elections became effective as to Jianquan Li upon the closing of the transactions contemplated by the Share Exchange Agreement and will become effective as to Timothy Halter and Xiuyuan Fang on the 10th day following the mailing of this information statement to the Company’s stockholders.

To the best of the Company’s knowledge, except as set forth below, none of the incoming directors is currently a director or holds any position with the Company or has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of the Company’s knowledge, none of the designees has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement.

DIRECTORS AND EXECUTIVE OFFICERS

Prior to the consummation of the Share Exchange Agreement, the Board of Directors consisted of one sole director Timothy Halter who was elected for a term of one year and serves until his successor is duly elected and qualified or until the next annual meeting of the Company’s stockholders. Timothy Halter has submitted a letter of resignation that will become effective on the 10th day following the mailing of this information statement to the Company’s stockholders, and has elected Jianquan Li and Xiuyuan Fang to the Board of Directors of the Company, such elections became effective as to Jianquan Li upon the closing of the Share Exchange Agreement and will become effective as to Xiuyuan Fang on the 10th day following the mailing of this information statement to the Company’s stockholders. At the closing of the transaction contemplated by the Share Exchange Agreement, the Board of Directors also appointed the new executive officers as listed below.

The name of the current officer and director of the Company and the incoming directors and officers, as well as certain information about them are set forth below:

Name	Age	Position(s) with the Company
Timothy Halter	39	Chief Executive Officer, President, Chief Financial Officer and Director (4)(5)
Jianquan Li	50	Chief Executive Officer, President and Chairman of the Board of Directors (1)(3)
Xiuyuan Fang	37	Chief Financial Officer, Vice President, Treasurer and Director (2)(3)
Hongwei Jia	30	Vice President of Quality Inspection (3)
Jiagan Chen	54	Vice President of Project Management (3)
___________________
(1)	Incoming director, effective upon the closing of the Share Exchange Agreement.
(2)	Incoming director, effective on the 10th day following the mailing of this information statement to the Company’s stockholders.
(3)	Incoming officer, effective upon the closing of the Share Exchange Agreement.
(4)	Current director until the 10th day following the mailing of this information statement to the Company’s stockholders.
(5)	Current officer until the closing of the Share Exchange Agreement.

TIMOTHY HALTER. Mr. Halter has served as the Chief Executive Officer, President, Chief Financial Officer and director of the Company since November 4, 2005. On December 16, 2005, he resigned from all offices he held with the Company. Since 1995, Mr. Halter has been the President and a stockholder of Halter Financial Group, Inc., a Dallas, Texas based consulting firm specializing in the area of mergers, acquisitions and corporate finance. Mr. Halter currently serves as an officer and director of two public companies: DXP Enterprises, Inc., a Texas corporation and Nevstar Gaming and Entertainment Corp., a Nevada corporation.

JIANQUAN LI. Mr. Li became the Chief Executive Officer, President and director of the Company on December 16, 2005. Mr. Li is the founder of Winner and has served as its Chairman and CEO since its subsidiary companies’ formation in 1991. As Chairman and CEO, Mr. Li oversaw the implementation of the business plan of Winner and was key to the development of its strategic vision. Mr. Li is a graduate of the Hubei Foreign Trade University with a major in International Trade.

XIUYUAN FANG. Mr. Fang became the Chief Financial Officer, Vice President and Treasurer of the Company on December 16, 2005, and he will become the Company’s director upon the effective date of the resignation of Timothy Halter, which will occur around the end of December, 2005. Mr. Fang has been with Winner since 1999. Mr. Fang has served as Winner’s director since 1999 and has been its Vice President since 2001. Mr. Fang is a certified public accountant and has extensive experience in financial management, capital management and tax planning. He was responsible for Winner’s financial management and capital management programs. He graduated from Zhongnan University of Economics and Law.

HONGWEI JIA. Mr. Jia became the Vice President of Quality Inspection of the Company on December 16, 2005. Mr. Jia joined Winner in 1997, and successively served as the Manager of Production of one of the Winner subsidiaries, the Manager of Human Resources, the Vice General Manager of Production, a management representative, and, since 2003, as Winner’s Vice General Manager of Quality Inspection. Mr. Jia directed the establishment of Quality Management Systems for eight subsidiary companies of Winner. Mr. Jia was responsible for Human Resources Management Systems at Winner’s headquarter and for its subsidiary companies in Shenzhen. Mr. Jia graduated from South China Normal University.

JIAGAN CHEN. Mr. Chen became the Vice President of Project Management of the Company on December 16, 2005. Mr. Chen joined Winner as its Vice President of Project Management in 2000. He is an economic engineer and graduated from Wuhan Institute of Economic Management. Mr. Chen was responsible for Winner’s construction projects at Winner’s headquarter in the Shenzhen Winner Industrial Park.

Legal Proceedings

From time to time, the Company may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm the Company’s business.

The Company’s subsidiaries Hubei Winner Textile Co., Ltd and Winner Medical & Textile Co., Ltd. Tianmen, are currently involved in an action brought by a resident group consisting of 388 residents residing at Jianshe South Road, Yuekou Town, Tianmen City, China against Tianfang Textile Factory and Hubei Tianfang Group Co. Ltd. in the Intermediate People’s Court of Hanjiang City, Hubei, China. The plaintiffs allege that Tianfang Textile Factory and Hubei Tianfang Group Co. Ltd. acquired the right to use certain land from the plaintiffs and failed to pay off the full amount of fees agreed upon by the parties. The Plaintiffs are seeking to recover a fee of approximately $930,000 (RMB 7,379,230) and requesting these two subsidiaries to bear several and joint liabilities with the named defendants. Winner International Trading Company acquired the disputed land from Tianfang Textile Factory and Hubei Tianfang Group Co. Ltd. in 2000 and such land is currently occupied by Hubei Winner Textile Co., Ltd and Winner Medical & Textile Co., Ltd. Tianmen. On June 20, 2005, the intermediate court ruled against the plaintiffs. The plaintiffs appealed on June 30, 2005 and the case is still pending in Hubei Superior People’s Court, China. The Company is not able to predict the outcome of this action at this time. An adverse determination could have an adverse effect on the Company’s financial condition, results of operation and cash flows.

The Company’s subsidiary Chongyang Wenqiang Medical Treatment Materials Co., Ltd. (“Chongyang Wenqiang”) is in the process of liquidation. Chongyang Wenqiang’s business license expired on September 27, 2005 and Winner’s board of directors decided it was in the best interest of Winner not to continue the operation of Chongyang Wenqiang. Chongyang Wenqiang filed for liquidation on September 28, 2005. On December 16, 2005, the liquidation process was not yet completed.

Except as provided above, the Company is currently not aware of any such legal proceedings or claims that it believes will have a material adverse affect on its business, financial condition or operating results.

To the Company’s knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the Company’s securities, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except with respect to the Share Exchange Agreement and as described in the following paragraphs, none of the Company’s directors or officers, nor any of the incoming directors, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the Company’s outstanding shares, nor any of the Company’s promoters, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction since December 16, 2003 or in any presently proposed transaction which, in either case, has affected, or will materially affect the Company. None of the Company’s directors or officers, nor any incoming director is indebted to the Company.

On November 4, 2005, the Company settled a $60,000 note payable to Glenn A. Little, the Company’s former sole director and controlling stockholder, by the issuance of 240,000 shares of unregistered, restricted common stock.

On November 4, 2005, the Company consummated a private placement of common stock with Halter Financial Investments, L.P. for the sale of 1,070,000 shares of unregistered, restricted common stock for $267,500 in cash. As a result of the private placement, Halter Financial Investments, L.P. became the Company’s controlling stockholder. Halter Financial Investments, L.P. subsequently transferred 535,000 shares to Halter Financial Group, L.P. Timothy Halter, the Company’s departing director, is an affiliate of Halter Financial Investments, L.P. and Halter Financial Group, L.P.

On July 16, 2005, the Company entered into a Financial Advisory Agreement with HFG International, Limited, a Hong Kong Corporation, as amended in December, 2005, pursuant to which HFG International, Limited agreed to provide the Company with financial advisory and consulting services in implementing a restructuring plan and facilitating the Company’s going public transaction. In consideration for these services, HFG International, Limited was paid a fee of $260,000 upon the closing of the going public transaction. Timothy Halter, the Company’s departing director, is the principal stockholder and an executive officer of HFG International, Limited.

On December 1, 2005, the Company’s CEO, President and director, Jianquan Li, entered into a perpetual license agreement with the Company pursuant to which he licensed his rights under certain patent applications and related technology for nonwoven fabric manufacturing to the Company on a perpetual, worldwide, royalty-free basis.

In addition, the Company entered into the following transactions, all of which are unsecured, interest free and with no fixed repayment terms.

During the year ended September 30, 2005, the Company sold goods to L+L Healthcare Hubei Co., Ltd. of which the Company owns a 40% equity interest, for $83,013 and purchased goods from it for $444,553. As of September 30, 2005, amount due to L+L Healthcare Hubei Co., Ltd. was $107,914.

During the year ended September 30, 2005 and 2004, the Company purchased goods from Safe Secure Packing (Shenzhen) Co., Ltd. for $1,007,675 and $415,793, respectively. Mr. Jianquan Li, the Company’s CEO, President and director, has a controlling interest in Safe Secure Packing (Shenzhen) Co., Ltd. during the periods. As of September 30, 2005 and 2004, the outstanding balance due to Safe Secure Packing (Shenzhen) Co., Ltd. was $147,697 and $5,270, respectively.

During the years ended September 30, 2005 and 2004, the Company sold goods to Kangsoon Import & Export Trading Co. Ltd. Shenzhen for $519,889 and $2,631,563 and purchased goods from it for $963,548 and $4,243,467, respectively. Mr. Xiuyuan Fang, the Company’s CFO, Vice President, Treasurer and director, has a controlling interest in Kangsoon Import & Export Trading Co. Ltd. Shenzhen during that period. As of September 30, 2005 and 2004, the outstanding balances due to Kangsoon Import & Export Trading Co. Ltd. Shenzhen were $0 and $32,227, respectively.

During the year ended September 30, 2005, the Company sold goods to Winner Medical & Textile (H.K.) Limited for $215,509. Mr. Jianquan Li, the Company’s CEO, President and director, has a controlling interest in Winner Medical & Textile (H.K.) Limited. As of September 30,2005, the outstanding balance due from Winner Medical & Textile (H.K.) Limited was $116,804.

During September 2005, the Company borrowed $168,817 from Mr. Jianquan Li, the Company’s CEO, President and director.

On August 20, 2005, the board of directors of the Company’s subsidiary, Winner Group Limited, declared a dividend in the amount of $1,872,750, to its principal stockholder Mr. Jianquan Li, the Company’s CEO, President and director, and to another stockholder Mr. Xiuyuan Fang, the Company’s CFO, Vice President, Treasurer and director. This dividend has not yet been paid.

BOARD OF DIRECTORS’ MEETINGS AND COMMITTEES

The Company currently does not have standing audit, nominating or compensation committees. Currently, the entire board of directors of the Company is responsible for the functions that would otherwise be handled by these committees. The Company intends, however, to establish an audit committee and a compensation committee of the board of directors as soon as practicable. The Company envisions that the audit committee will be primarily responsible for reviewing the services performed by the Company’s independent auditors, evaluating its accounting policies and its system of internal controls. The compensation committee will be primarily responsible for reviewing and approving the Company’s salary and benefits policies (including stock options) and other compensation of the Company’s executive officers.

The Company’s board of directors has not made a determination as to whether any member of the board is an audit committee financial expert. Upon the establishment of an audit committee, the board will determine whether any of the directors qualify as an audit committee financial expert.

The Company’s Board of Directors does not currently provide a process for securityholders to send communications to the Board of Directors as the Company management believes that until this point it has been premature given the limited liquidity of the common stock of the Company to develop such processes. However, the new management of the Company may establish a process for securityholder communications in the future.

EXECUTIVE COMPENSATION

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to Timothy Halter, the Company’s director and Jianquan Li, the Company’s Chief Executive Officer and President for services rendered in all capacities during the noted periods. No executive officers received total annual salary and bonus compensation in excess of $100,000.

Name And Principal Position	Year (2)	Annual Compensation			Long-Term Compensation
		Salary ($)	Bonus ($)	Other Annual Comp- ensation ($)	Awards		Payouts	All Other Compen- sation ($)
					Restricted Stock Awards ($)	Securities Under-lying Options/ SARs (#)	LTIP Payouts ($)

Timothy Halter, CEO and CFO (3)	2005	-	-	-	-	-	-	-
	2004	-	-	-	-	-	-	-
	2003	-	-	-	-	-	-	-

Jianquan Li Chairman, CEO and President (1)	2005	75,000 (4)	-	-	-	-	-	-
	2004	45,000 (5)	-	-	-	-	-	-
	2003	45,000 (6)	-	-	-	-	-	-
_____________________________

(1)
On December 16, 2005, the Company acquired Winner in a reverse acquisition transaction that was structured as a share exchange and in connection with that transaction, Mr. Li became the Chief Executive Officer and President of the Company. Prior to the effective date of the reverse acquisition, Mr. Li served Winner in the same capacities that he currently serves the Company. The annual, long term and other compensation shown in this table includes the amount Mr. Li received from Winner prior to the consummation of the reverse acquisition.

(2)	On December 16, 2005, the Company in connection with the reverse acquisition of Winner changed its fiscal year end from July 31 to September 30.

(3)
Mr. Halter tendered his resignation to the Company upon the closing of the reverse acquisition of Winner on December 16, 2005. Mr. Halter resigned from all offices he held with the Company on December 16, 2005. His resignation from his position as the Company’s director will automatically become effective on the tenth day following the mailing to the stockholders of the Company of an information statement complying with the requirements of Rule 14f-1 of the Securities Exchange Act. Such information statement was mailed out to the stockholders of the Company on or about the effective time of the reverse acquisition of Winner.

(4)	In 2005, Mr. Li received an annual compensation of RMB 600,000 which is approximately $75,000.

(5)	In 2004, Mr. Li received an annual compensation of RMB 120,000 plus Hong Kong dollar 240,000, which is approximately $45,000.

(6)	In 2003, Mr. Li received an annual compensation of RMB 120,000 plus Hong Kong dollar 240,000, which is approximately $45,000.

Compensation of Directors

The Company has not paid its directors fees in the past for attending scheduled and special meetings of the board of directors. In the future, the Company may adopt a policy of paying independent director a fee for their attendance at board and committee meetings. The Company does reimburse each director for reasonable travel expenses related to such director's attendance at board of directors and committee meetings.

Bonuses and Deferred Compensation

The Company does not have any bonus, deferred compensation or retirement plan. The Company does not have a compensation committee; all decisions regarding compensation are determined by the Company’s Board of Directors.

Stock Option and Stock Appreciation Rights

The Company does not currently have a Stock Option Plan or Stock Appreciation Rights Plan. No stock options or stock appreciation rights were awarded during the fiscal year ended July 31, 2005.

Employment Contracts, Termination of Employment and Change of Control Arrangements

The Company’s subsidiary Winner has employment agreements with the following executive officers.

Jianquan Li, the Company’s CEO and President, entered into an employment agreement which became effective as of January 1, 2005. The agreement is for a term of three years. Mr. Fang is receiving an annual salary of approximately $75,000 under the agreement (RMB 600,000).

Xiuyuan Fang, the Company’s CFO and Vice President’s employment agreement became effective as of January 1, 2005. The agreement is for a term of three years. Mr. Fang is receiving an annual salary of approximately $26,670 under the agreement (RMB 213,368).

Hongwei Jia, the Company’s Vice President of Quality Inspection’s employment agreement became effective as of January 1, 2005. The agreement is for a term of three years. Mr. Jia is receiving an annual salary of approximately $26,670 under the agreement (RMB 213,368).

Jiagan Chen, the Company’s Vice President of Project Management’s employment agreement became effective as of January 1, 2005. The agreement is for a term of three years. Mr. Chen is receiving an annual salary of approximately $26,670 under the agreement (RMB 213,368).

There are no compensatory plans or arrangements, including payments to be received from the Company, with respect to any person named in cash compensation set out above which would in any way result in payments to any such person because of his resignation, retirement, or other termination of such person’s employment with the Company or the Company’s subsidiaries, or any change in control of the Company, or a change in the person’s responsibilities following a change of control.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act, as amended, requires the Company’s directors and executive officers, and persons who own more than 10% of the Company’s equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of equity securities of the Company. Officers, directors and greater than 10% securityholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file. During fiscal year 2004, the officers, directors and 10% securityholders of the Company filed all Section 16(a) reports they are required to file.